   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 27, 1997
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                            IPALCO ENTERPRISES, INC.
                                (Name of Issuer)

                            IPALCO ENTERPRISES, INC.
                      (Name of Person(s) Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                   462613100
                     (CUSIP Number of Class of Securities)

                                 JOHN R. BREHM
                          Vice President and Treasurer
                            IPALCO Enterprises, Inc.
                              One Monument Circle
                             Indianapolis, IN 46204
                                 (317) 261-8261
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:

                                BRYAN G. TABLER
                 Vice President, Secretary and General Counsel
                            IPALCO Enterprises, Inc.
                              One Monument Circle
                                 P.O. Box 1595
                          Indianapolis, IN 46206-1595

                               FEBRUARY 28, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

                   TRANSACTION VALUATION*                                         AMOUNT OF FILING FEE
                        $408,000,000                                                    $81,600

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 12,000,000 shares at the maximum tender offer price per share of $34.00

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A        Filing Party:             N/A

Form or Registration      N/A        Date Filed:               N/A
  No.:

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
ITEM 1. SECURITY AND ISSUER.

    (a) The issuer of the securities to which this Schedule 13E-4 relates is IPALCO Enterprises, Inc., an Indiana corporation (the "Company"), and the address of its principal executive office is One Monument Circle, Indianapolis, Indiana 46204.

    (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 12,000,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, no par value per share (the "Shares"), (including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of June 28, 1990, between the Company and First Chicago Trust Company of New York, as Rights Agent) 57,036,540 of which Shares were outstanding as of February 28, 1997, at prices not in excess of $34 nor less than $29 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. Officers, directors and affiliates of the Company may participate in the Offer on the same basis as the Company's other shareholders, although the Company has been advised that no director or officer of the Company intends to tender any shares pursuant to the Offer. The information set forth in "Introduction" and Section 1, "Number of Shares; Proration" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Introduction" and Section 7, "Price Range of Shares; Dividends; Rights Plan" of the Offer to Purchase is incorporated herein by reference.

    (d) Not applicable. This Statement is being filed by the Issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in Section 9, "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(j) The information set forth in "Introduction" and Section 8, "Background and Purpose of the Offer," Section 9, "Source and Amount of Funds,"
Section 10, "Transactions and Agreements Concerning Shares" and Section 12, "Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in Section 10, "Transactions and Agreements Concerning Shares" is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in "Introduction" and Section 8, "Background and Purpose of the Offer," Section 9, "Source and Amount of Funds" and Section 10, "Transactions and Agreements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

    The information set forth in "Introduction" and Section 15, "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

    (a)-(b) The information set forth in Section 11, "Financial Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

    (a)-(e) Not Applicable.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  (a)-(1)         --  Form of Offer to Purchase dated February 28, 1997.

      (2)         --  Form of Letter of Transmittal (including Certification of Taxpayer Identification
                      Number on Substitute Form W-9).

      (3)         --  Form of Notice of Guaranteed Delivery.

      (4)         --  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                      Nominees.

      (5)         --  Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees.

      (6)         --  Guidelines for Certification of Taxpayer Identification Number on Substitute Form
                      W-9.

      (7)         --  Text of Press Release issued by the Company dated February 25, 1997 (incorporated by reference to the Company's Current Report on Form 8-K filed on February 25,
                      1997).

      (8)         --  Form of Summary Advertisement dated February 28, 1997.

      (9)         --  Form of Letter to Shareholders of the Company, dated February 28, 1997 from J.R.
                      Hodowal, Chairman of the Board and President of the Company.

     (10)         --  Form of Thrift Plan Instruction Letter.

  (b)-(1)         --  Commitment Letter dated February 21, 1997.

   (c)            --  Not Applicable.

   (d)            --  Not Applicable.

   (e)            --  Not Applicable.

   (f)            --  Not Applicable.

   (g)            --  Pages II-13 through II-34 of the Company's Annual Report on Form 10-K for the
                      year ended December 31, 1996.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

                                IPALCO ENTERPRISES, INC.

                                By:  /s/ JOHN R. BREHM
                                     -----------------------------------------
                                     Name: John R. Brehm
                                     Title:  Vice President and Treasurer

February 27, 1997

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                                        DESCRIPTION
---------             ----------------------------------------------------------------------------------------------


     -(a)(1)        -- Form of Offer to Purchase dated February 28, 1997.

     (2)          --  Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on
                      Substitute Form W-9).

     (3)          --  Form of Notice of Guaranteed Delivery.

     (4)          --  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (5)          --  Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
                      Other Nominees.

     (6)          --  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (7)          --  Text of Press Release issued by the Company dated February 25, 1997 (incorporated by reference to the Company's Current Report on Form 8-K filed on February 25, 1997).

     (8)          --  Form of Summary Advertisement dated February 28, 1997.

     (9)          --  Form of Letter to Shareholders of the Company, dated February 28, 1997 from J.R. Hodowal,
                      Chairman of the Board and President of the Company.

     (10)         --  Form of Thrift Plan Instruction Letter.

  (b)-(1)         --  Commitment Letter dated February 21, 1997.

  (c)             --  Not Applicable.

  (d)             --  Not Applicable.

  (e)             --  Not Applicable.

  (f)             --  Not Applicable.

  (g)             --  Pages II-13 through II-34 of the Company's Annual Report on Form 10-K for the year ended
                      December 31, 1996.